April 7, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Ms. Lauren Hamilton

Re:	Schroder Series Trust (File No. 811-07840)
Schroder Global Series Trust (File No. 811-21364)

Ms. Hamilton:

This letter responds to comments given by you to Peter Kipa, Director of Fund Administration at SEI Investments Global Funds Services (“SEI”), Administrator to The Schroder Series Trust and The Schroder Global Series Trust (the “Trusts”), in a telephone conversation on March 16, 2017. SEI provides the Trusts and the Funds with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trusts and the Funds.

The comments provided relate to the Trust’s annual reports as of October 31, 2016, filed on Form N-CSR and related filings of the Trusts’. Comments provided specifically relate to the below Funds (each a “Fund” and collectively the “Funds”) but such comments, to the extent applicable, should be applied to all funds in the Trusts going forward. All Funds are a Series of their respective Trust.

Schroder Series Trust	Schroder Emerging Markets Multi-Cap Equity Fund
Schroder Series Trust	Schroder Emerging Markets Small Cap Fund
Schroder Series Trust	Schroder Short Duration Bond Fund
Schroder Series Trust	Schroder Total Return Fixed Income Fund
Schroder Series Trust	Schroder Long Duration Investment-Grade Bond Fund
Schroder Global Series Trust	Schroder North American Equity Fund

We have reproduced the substance of your comments below, followed by the Trusts’ responses.

SEC Comment 1

The staff noted that the Funds waived expenses during the year ended October 31, 2016. Are expense waivers subject to recoupment in future periods? If, so please disclose the recoupment policy in the Notes to Financial Statements.

Trust Response to Comment 1

The Funds expense limitation agreement does not allow for recoupment of expenses waived under the agreement.

©2017 SEI	1

SEC Comment 2

a) The staff noted that the Schroder Emerging Markets Multi-Cap Equity Fund liquidated as of December 20, 2016, please mark the Fund as inactive in Edgar.

b) It was also noted that the Schroder Emerging Markets Small Cap Fund, the Schroder Short Duration Bond Fund, the Schroder Total Return Fixed Income Fund, the Schroder Long Duration Investment-Grade Bond Fund and the Schroder North American Equity Fund were transitioning to the SEI Advisors’ Inner Circle mutual funds platform, please mark the Funds as inactive in Edgar.

Trust Response to Comment 2

a) The Trust agrees, and will mark the Schroder Emerging Markets Multi-Cap Equity Fund as inactive in EDGAR.

b) The Advisors’ Inner Circle mutual fund platform provides a comprehensive solution, including independent boards of trustees and a scalable infrastructure that offers fund administration, accounting, investor servicing, and distribution services. The Advisors’ Inner Circle mutual fund platform also offers clients the ability to operate under the umbrella trust or as separate registrants. The Schroder Series Trust and Schroder Global Series Trust, encompassing the above listed funds, transitioned to the SEI Advisors’ Inner Circle mutual funds platform and are still set up and operating as their own separate registrants.

Please contact Stephen Connors at (610) 676-3632 if you have any questions or comments.

Very truly yours,

/s/ Stephen Connors

Stephen Connors

Treasurer, Controller and Chief Financial Officer

    Schroder Series Trust

    Schroder Global Series Trust

cc:	Michael Beattie Russell Emery John Y. Kim James J. Hoffmayer Theresa McNamee Keith Dietel Stephen Panner David Marshall (Schroders Fund Administration) Reid Adams (Schroders Legal)

©2017 SEI	2